Agricore United

July 29, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - July 29, 2005 - (Press Release – Agricore United Announces Extension of Terminal Sale to Terminal One Vancouver Ltd.)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

Terminal One Vancouver Ltd.

AGRICORE UNITED ANNOUNCES EXTENSION OF TERMINAL SALE TO TERMINAL ONE VANCOUVER LTD.

July 29, 2005 (Winnipeg) – On May 6, 2005, Agricore United and Terminal One Vancouver Ltd. ("Terminal One") announced that they had signed an agreement for the sale of the former United Grain Growers Limited terminal elevator in Vancouver, British Columbia to Terminal One. The transaction is not expected to close by the original August 1, 2005 closing date. However, Agricore United and Terminal One continue to work diligently to conclude a transaction as early as practicable.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

Terminal One represents a consortium of five farmer-owned inland grain terminals operating in Saskatchewan: Great Sandhills Terminal Marketing Centre Ltd., North East Terminal Ltd., North West Terminal Ltd., Prairie West Terminal Ltd. and South West Terminal Ltd.

- 30 -

For more information, contact:

Garth Gish
Terminal One Vancouver Ltd.
(306) 460-8874
ggish@p-w-t.ca

Murdoch MacKay
Vice-President, Terminal Services
Agricore United
(204) 944-5648
mmackay@agricoreunited.com